NovaGold Resources Inc.

Second Quarter 2010
Consolidated Financial Statements

May 31, 2010

(Unaudited)

NovaGold Resources Inc.
Q2-2010

Consolidated Balance Sheets – Unaudited

in thousands of Canadian dollars
	May 31, 2010	November 30, 2009
	$	$
Assets
Current assets
Cash and cash equivalents	175,510	38,180
Accounts receivable	940	942
Inventories (note 4)	439	-
Deposits and prepaid amounts	1,548	2,154
	178,437	41,276

Accounts receivable	233	130
Land	1,892	1,892
Inventories (note 4)	15,015	15,547
Property, plant and equipment (note 5)	454,005	454,271
Mineral properties, rights and development costs (note 6)	275,355	247,130
Investments (note 7)	7,225	4,287
Investment tax credits	3,393	3,393
Reclamation deposits	13,243	13,326
	948,798	781,252
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,807	13,132
Current portion of long-term liabilities (note 6 (a))	13,603	1,565
	20,410	14,697
Long-term liabilities
Promissory note (note 7 (b))	62,433	61,532
Convertible notes (note 8)	60,303	58,553
Capital lease obligations	759	1,148
Asset retirement obligations	20,891	20,730
Future income taxes	8,015	8,524
Other liabilities (note 6 (a))	11,371	249
	184,182	165,433

Non-controlling interest (note 3)	291,492	293,247

Shareholders’ equity
Share capital (note 9)	1,065,480	878,086
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	8,629	9,994
Stock-based compensation (note 9)	31,216	31,838
Warrants (note 9)	30,975	31,065
Deficit	(706,728)	(672,258)
Accumulated other comprehensive income	200	495
	473,124	322,572
	948,798	781,252
Nature of operations (note 1)
Commitments and contingencies (note 12)

(See accompanying notes to consolidated financial statements)

/S/ RICK VAN NIEUWENHUYSE	Director	/S/ JAMES PHILIP	Director
Approved by the Board of Directors

NovaGold Resources Inc.	3
Q2-2010

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	67	226	93	574
Interest income	125	146	210	244
	192	372	303	818
Cost of sales	63	7	103	31
	129	365	200	787
Expenses and other items
Corporate development and communication	432	455	649	522
Exploration	5,238	4,403	7,945	10,795
Foreign exchange gain	(3,299)	(16,091)	(3,177)	(11,562)
General and administrative	1,283	956	2,140	2,212
Interest and accretion	3,768	4,164	7,428	12,395
Professional fees	332	1,308	1,065	2,166
Salaries	2,926	1,045	4,201	2,160
Salaries – stock-based compensation (note 9(c))	1,050	6,027	3,141	7,420
Project care and maintenance	5,483	6,879	13,359	15,477
Project suspension cost recovery	-	-	-	(648)
	17,213	9,146	36,751	40,937
Gain on disposal of mineral properties	-	(1,563)	-	(1,563)
Loss on disposal of fixed assets	-	82	-	82
Non-controlling interest (note 3)	(1,060)	(1,371)	(1,755)	(3,224)
Loss for the period before income taxes	(16,024)	(5,929)	(34,796)	(35,445)
Future income tax recovery	(271)	(1,160)	(326)	(2,193)
Loss for the period after income taxes	(15,753)	(4,769)	(34,470)	(33,252)
Deficit – beginning of period	(690,975)	(627,377)	(672,258)	(598,894)
Deficit – end of period	(706,728)	(632,146)	(706,728)	(632,146)
Loss per share
Basic and diluted	(0.07)	(0.03)	(0.17)	(0.21)
Weighted average number of shares (thousands)
Basic and diluted	217,112	182,213	202,650	160,863

(See accompanying notes to consolidated financial statements)

4	NovaGold Resources Inc.
Q2-2010

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	$	$	$	$
Loss for the period before other comprehensive income	(15,753)	(4,769)	(34,470)	(33,252)
Unrealized gain (loss) on available-for-sale investments	(247)	1,793	(478)	1,916
Future income tax recovery (expense)	93	(577)	183	(577)
Comprehensive loss	(15,907)	(3,553)	(34,765)	(31,913)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	in thousands of Canadian dollars
	Six months ended	Year ended
	May 31, 2010	November 30, 2009
	$	$
Share capital
Balance – beginning of period	878,086	776,237
Issued pursuant to private placement	179,000	61,480
Issued pursuant to property acquisition	5,167	-
Issued pursuant to stock options exercised	1,462	1,558
Issued pursuant to warrants exercised	339	14,601
Issued pursuant to performance share units	1,426	-
Issued pursuant to debt conversion	-	24,210
Balance – end of period	1,065,480	878,086
Equity component of convertible notes
Balance – beginning of period	43,352	43,352
Balance – end of period	43,352	43,352
Contributed surplus
Balance – beginning of period	9,994	9,994
Excess value over fair value of performance share unit (note 9(d))	(1,365)	-
Balance – end of period	8,629	9,994
Stock-based compensation
Balance – beginning of period	31,838	22,223
Stock option vesting	1,993	9,117
Performance share unit vesting	1,252	1,265
Deferred share unit grants	44	-
Transfer to share capital on exercise of stock options	(1,462)	(767)
Transfer to share capital on issuance of performance share units	(2,449)	-
Balance – end of period	31,216	31,838
Warrants
Balance – beginning of period	31,065	1,995
Issuance of warrants	-	34,606
Transfer to share capital on exercise of stock warrants	(90)	(5,536)
Balance – end of period	30,975	31,065
Deficit
Balance – beginning of period	(672,258)	(598,894)
Loss for the period	(34,470)	(73,364)
Balance – end of period	(706,728)	(672,258)
Accumulated other comprehensive income
Balance – beginning of period	495	(418)
Unrealized gains (losses) on available-for-sale investments	(478)	1,119
Future income taxes on unrealized losses (gains)	183	(206)
Balance – end of period	200	495
Total shareholders’ equity	473,124	322,572

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	5
Q2-2010

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	$	$	$	$
Cash flows used in operating activities
Loss for the period	(15,753)	(4,769)	(34,470)	(33,252)
Items not affecting cash
Exploration	4,650	3,342	7,313	8,556
Amortization	245	90	307	163
Interest and accretion	3,768	297	7,428	8,528
Future income tax recovery	(640)	(1,160)	(692)	(2,194)
Foreign exchange gain	(2,409)	(16,129)	(2,497)	(12,752)
Stock-based compensation	1,050	6,175	3,141	7,568
Gain on disposal of mineral properties	-	(1,563)	-	(1,563)
Loss on disposal of fixed assets	-	82	-	82
Project suspension recovery				(648)
Non-controlling interest	(1,060)	(1,371)	(1,755)	(3,224)
Net change in non-cash working capital
Decrease in GST and other receivables, deposits and prepaid amounts	740	985	607	2,494
Decrease (increase) in inventories	35	(92)	94	(94)
Increase (decrease) in accounts payable and accrued liabilities	(2,554)	3,267	(7,670)	(4,421)
Decrease in suspension costs – long term	-	-	-	(453)
	(11,928)	(10,846)	(28,194)	(31,210)
Cash flows from financing activities
Proceeds from issuance of common shares – net	179,000	281	179,000	93,601
Proceeds from non-controlling interest	-	766	-	8,074
Proceeds from warrant exercise	-	1,323	248	2,471
Payroll and withholding tax on issuance of performance share units	(2,387)	-	(2,387)	-
	176,613	2,370	176,861	104,146
Cash flows used in investing activities
Acquisition of property, plant and equipment	(306)	(11,927)	(469)	(25,190)
(Expenditures) recoveries on mineral properties and related deferred costs	77	(1,511)	(482)	(1,621)
Decrease (increase) in reclamation deposits	-	-	-	(110)
Decrease (increase) in accounts receivable	(103)	155	(103)	236
Proceeds on sale of investments	-	-	-	3,769
Investment in Donlin Creek	(6,701)	(986)	(10,283)	(6,156)
	(7,033)	(14,269)	(11,337)	(29,072)
Increase (decrease) in cash and cash equivalents during the period	157,652	(22,745)	137,330	43,864
Cash and cash equivalents – beginning of period	17,858	78,833	38,180	12,224
Cash and cash equivalents – end of period	175,510	56,088	175,510	56,088
Supplemental disclosure
Shares issued for property acquisition	-	-	5,168	-
Decrease in accounts payable and accrued liabilities and other liabilities related to mineral properties and property, plant and equipment	(11)	(9,897)	(15)	(25,865)
Bridge loan converted into shares	-	-	-	25,178
Interest received	118	59	203	146
Interest paid	(2,639)	(3,227)	(2,646)	(3,227)

(See accompanying notes to consolidated financial statements)

6	NovaGold Resources Inc.
Q2-2010

Notes to Consolidated Financial Statements

1      Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

2      Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for complete financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2009.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is evaluating these new standards to determine the potential impact on its consolidated financial statements.

3      Galore Creek Partnership

The Company determined that the Galore Creek Partnership (“Partnership”) is a variable interest entity and consequently uses the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Partnership.

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at the Galore Creek project in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and an extension of the anticipated project schedule would likely result in significantly higher capital costs for the project. At that time, the terms of Teck’s initial contribution into the Partnership were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million noted above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

NovaGold Resources Inc.	7
Q2-2010

Notes to Consolidated Financial Statements

In February 2009, the Company and Teck renegotiated the Partnership agreement to reduce the $72 million to $60 million, and from November 1, 2008 onwards Teck agreed to fund all project costs until the $60 million is fully spent.

At May 31, 2010, Galore Creek had cash of $1.8 million. Total cash contributions to date by Teck at May 31, 2010 were $348 million and $25 million remained to be contributed for Teck to earn its 50% interest. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Teck’s contributions to date have been recorded as non-controlling interest as follows.

in thousands of Canadian dollars
	May 31, 2010	November 30, 2009
	$	$
Balance – beginning of period	293,247	291,231
Contributions by Teck	-	14,407
Teck’s share of suspension recoveries	-	324
Teck’s share of care and maintenance costs	(1,755)	(7,863)
Teck’s share of loss on disposal of fixed assets	-	(4,852)
Balance – end of period	291,492	293,247

4    Inventories

in thousands of Canadian dollars
	May 31, 2010	November 30, 2009
	$	$
Supplies	13,516	13,609
Stockpiled ore	1,499	1,499
Gold	439	439
Total inventories	15,454	15,547
Current portion	439	-
Long-term portion	15,015	15,547

5    Property, plant and equipment

in thousands of Canadian dollars
			May 31, 2010
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Construction costs – Rock Creek (a)	90,519	-	90,519
Mining and milling equipment – Rock Creek (a)	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	2,497	(563)	1,934
British Columbia, Canada
Construction costs – Galore Creek (a)	318,985	-	318,985
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	1,722	(1,424)	298
Leasehold improvements	575	(299)	276
	456,291	(2,286)	454,005

8	NovaGold Resources Inc.
Q2-2010

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
	November 30, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Construction costs – Rock Creek (a)	90,519	-	90,519
Mining and milling equipment – Rock Creek (a)	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	2,408	(364)	2,044
British Columbia, Canada
Construction costs – Galore Creek (a)	318,985	-	318,985
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	1,716	(1,291)	425
Leasehold improvements	575	(270)	305
	456,196	(1,925)	454,271

(a)	Construction costs, mining and milling equipment, and mobile equipment has not yet been placed in productive activity, and accordingly has not been depreciated.

6    Mineral properties, rights and development costs

in thousands of Canadian dollars
		Acquisition/
	November 30, 2009	Expenditures	May 31, 2010
	$	$	$
Alaska, USA
Ambler (a)	-	27,437	27,437
Rock Creek	8,395	788	9,183
British Columbia, Canada
Galore Creek	184,400	666	185,066
Power transmission rights	54,335	(666)	53,669
	247,130	28,225	275,355

(a)

On January 11, 2010, the Company purchased 100% of the Ambler property in northern Alaska, which hosts the copper- zinc-gold-silver Arctic deposit. As consideration, the Company issued 931,098 shares with a fair value of US$5 million (Canadian equivalent: $5.2 million) and agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012, respectively. The vendor will retain a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

The Company used a weighted average cost of capital at 7.76% to discount the above cash payments in 2011 and 2012. As of May 31, 2010, the Company recorded $12 million in the current portion of long-term liabilities and $11.1 million in long- term other liabilities.

7    Investments

in thousands of Canadian dollars
	May 31, 2010	November 30, 2009
	$	$
Available-for-sale investments (a)	2,959	3,438
Investments accounted for under the equity method
Donlin Creek LLC (b)	4,266	849
Total investments	7,225	4,287

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at May 31, 2010 was $2,785,000 (November 30, 2009: $2,785,000) and total unrealized holding loss for the three months ended May 31, 2010 was $247,000 (November 30, 2009: $495,000). The balance includes 126,625 shares in Etruscan Resources Inc. (cost: $5,000; fair value at May 31, 2010: $49,384), a company having two directors in common with the Company; 3,125,000 shares in TintinaGold Resources Inc. (cost: $1,368,719; fair value at May 31, 2010: $1,421,875), a company having one director and a major shareholder in common with the Company; and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $175,781; fair value at May 31, 2010: $546,875), a company having one director and a major shareholder in common with the Company.

NovaGold Resources Inc.	9
Q2-2010

Notes to Consolidated Financial Statements

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement had been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Both parties are currently sharing development costs on a 50/50 basis. Interest on this long-term debt is expensed.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

8    Convertible notes

On March 26, 2008, the Company issued US$95.0 million (Canadian equivalent: $96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being charged to interest expense and added to the liability over the term of the Notes.

in thousands of Canadian dollars
	May 31, 2010	November 30, 2009
	$	$
Beginning balance	58,553	63,573
Accretion of debt discount for the period	2,406	4,692
Foreign exchange revaluation	(656)	(9,712)
Convertible notes	60,303	58,553
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

10	NovaGold Resources Inc.
Q2-2010

Notes to Consolidated Financial Statements

9    Share capital

Authorized
      1,000,000,000 common shares, no par value
      10,000,000 preferred shares issuable in one or more series

in thousands of Canadian dollars
	Number of shares	Ascribed value
	(thousands)	$
Balance at November 30, 2009	187,133	878,086
Issued in quarter
Pursuant to property acquisition	931	5,167
For cash and fair value pursuant to warrants exercise	157	339
For cash and fair value pursuant to stock options exercise	110	377
Balance at February 28, 2010	188,331	883,969
Issued in quarter
For cash pursuant to private placement	31,818	179,000
For fair value pursuant to performance share units exercise	365	1,426
For cash and fair value pursuant to stock options exercise	508	1,085
Balance at May 31, 2010	221,022	1,065,480
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	221,031	-

(a)    Issuance of common shares

In January 2010, the Company issued 931,098 shares with a fair value of US$5 million as consideration for the Ambler mineral property acquisition.

In March 2010, the Company issued by way of private placement 31,818,182 shares at US$5.50 per common share for gross proceeds of US$175 million to several investment funds managed by Paulson & Co. Inc and to Quantum Partners Ltd, a private investment fund managed by Soros Fund Management LLC.

(b)    Warrants

In December 2009, 156,880 share purchase warrants were exercised for total proceeds of $0.2 million.

(c)    Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of five years from the date of grant or may be exercisable 1/3 six months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of five years from the date of grant. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

During the three months ended February 28, 2010, the Company granted 1,237,100 stock options (three months ended February 28, 2009: 2,973,000). For the three months ended February 28, 2010, the Company recognized a stock-based compensation charge against income of $1.5 million for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures.

During the three months ended May 31, 2010, the Company granted 40,000 stock options (three months ended May 31, 2009: 4,543,750). For the three months ended May 31, 2010, the Company recognized a stock-based compensation charge against income of $0.4 million for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures. As of May 31, 2010, there were 2,298,889 non-vested options outstanding with a weighted average exercise price of $6.00.

NovaGold Resources Inc.	11
Q2-2010

Notes to Consolidated Financial Statements

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Vesting during	Granted during
	six months ended	six months ended
	May 31, 2010	May 31, 2010
Average risk-free interest rate	0.50% - 3.44%	1.22% - 1.76%
Expected life	1.00 - 4.27 years	1.00 year
Expected volatility	60% - 97%	61% - 87%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(d)    Performance share units

The Company has a performance share unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive one common share of the Company at the end of a specified period set by the compensation committee if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the 501,050 PSUs granted in May 2009, a multiplier of 125% was determined based upon the Company’s actual performance in January and December 2009, resulting in 626,308 common shares vested during the period ending May 31, 2010. The Company issued 364,863 common shares in May 2010 and withheld and cancelled the remaining vested PSU for tax remittance purposes and, consequently, the Company paid the cash equivalent amount of $2.4 million to the corresponding tax authorities. The value of the vested PSU cancellation was in excess of the original PSU fair value and as a result the excess of $1.4 million was charged against contributed surplus.

For the three months and six months ended May 31, 2010, the Company recognized a stock-based compensation charge against income of $0.6 million and $1.2 million, respectively, for PSUs vested to employees in accordance with CICA 3870, net of forfeitures.

(e)    Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts of 50% of directors’ annual retainers. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the three months and six months ended May 31, 2010, the Company recognized a stock-based compensation charge against income of $0.04 million for DSUs granted to directors.

10     Related party transactions

The Company has arms-length market-based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp (“Alexco”). Under the agreements the services provided were $0.05 million for the six months ended May 31, 2010 (2009: nil) to TintinaGold, a related party having one director and a major shareholder in common with the Company, and $0.02 million for the six months ended May 31, 2010 (2009: $0.04 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.5 million for the six months ended May 31, 2010 (2009: US$0.2 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At May 31, 2010, the Company had $0.3 million (November 30, 2009: $0.3 million) receivable from related parties.

12	NovaGold Resources Inc.
Q2-2010

Notes to Consolidated Financial Statements

11    Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

12    Commitments and contingencies

(a)    Lease commitments

As at May 31, 2010, the Company’s aggregate commitments for operating leases totaled $5.0 million. These include the Company’s leased head office location and certain office equipment with leases ranging from one to seven years.

(b)    Legal actions

On February 16, 2010, the Company announced that it entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada, in which NovaGold and certain of its directors and officers were named as defendants. On December 22, 2008, a consolidated class action lawsuit was filed in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold’s Galore Creek property. The $28 million settlement will be covered by NovaGold’s insurance, and the Company does not anticipate having to pay out any of its cash under the terms of the settlement. On May 10, 2010, the U.S. District Court preliminarily approved the settlement. The Supreme Court of British Columbia issued an order on consent certifying the proposed British Columbia proceeding as a class action on April 30, 2010. The Ontario Superior Court of Justice issued an order on consent certifying the proposed Ontario proceeding as a class action on May 5, 2010. The settlement is subject to both U.S. and Canadian final court approval after public notice. There can be no assurance that such approval will be received.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, Alaska Gold Company (“AGC”) and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have now been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

NovaGold Resources Inc.	13
Q2-2010